3: UNITED STATES SECURITIES AND EXCHANGE COMMISSION
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

  Name and Address of Reporting Person

       Narducci             Suzanne                 Cowing

       (Last)                 (First)                  (Middle)

       9500 Amberglen

       (Street)

       Austin                 Texas                   78729

       (City)                 (State)                   (Zip)

  Issuer Name and Ticker or Trading Symbol

       NetSolve, Incorporated (NTSL)

  IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        4.   Statement for Month/Year

             07/02

  If Amendment, Date of Original (Month/Year)
  Relationship of Reporting Person to Issuer (Check all applicable)

  [ X  ]  Director                                [   ]  10% Owner

  [  ]  Officer (give title below)     [   ]  Other (specify below)

  Individual or Joint/Group Filing (Check applicable line)

              [X]  Form filed by One Reporting Person

              [  ]  Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (mm/dd/yr)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
		Code	V	Amount	(A) or (D)	Price

(Form 4 (continued)

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
1. Title of Deriva-tive Securi-ty (Instr 3)	2. Con-version or Exer-cise Price of Derivative Securi-ty	3. Transaction Date M/D/Y	4. Transac-tion Code (Instr 8)		5. Num-ber of Deriva-tive Securi-ties Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expira-tion Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Num-ber of Derivative Securi-ties Beneficially Owned at End of Month (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Na-ture of Indi-rect BeneficialOwner-ship (Inst 4)
			Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Non-Incentive Stock Option (right to buy)	$9.00	N/A	N/A				4/13/99	4/13/09	Common Stock	15,000		15,000	D
Non-Incentive Stock Option (right to buy)	$27.875	N/A	N/A				7/11/00	7/11/10	Common Stock	3,750		3,750	D
Non-Incentive Stock Option (right to buy)	$9.80	N/A	N/A				7/18/01	7/18/11	Common Stock	3,750		3,750	D
Non-Incentive Stock Option (right to buy)	$7.50	7/17/02	A	V	3,750		7/17/02	7/17/12	Common Stock	3,750		3,750	D
											TOTAL	26,250

Explanation of Responses:

/s/ Cristina Corbo Jennings                                                                 8/13/02

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**By: Cristina Corbo Jennings, Attorney-in-Fact                                      Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.